Exhibit 99.1

YS Biopharma Announces Record Vaccine Revenues and Preliminary

Financial Results for FY2023 Ended March 31, 2023

FY2023 Revenues Increased by Approximately 30% Year Over Year

Gaithersburg, Maryland, April 18, 2023 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced its preliminary unaudited financial results for the fiscal year ended March 31, 2023 (“Fiscal Year 2023”):

•	Total revenue of approximately $103 million, representing year-over-year growth of 30%;
•	Gross margin of over 76%;
•	Cash and cash equivalents of approximately $53 million as of March 31, 2023, as compared to $42.7 million as of March 31, 2022;
•	Approximately 93,058,197 ordinary shares issued and outstanding as of March 31, 2023.

“Our vaccine revenues grew robustly in Fiscal Year 2023, despite persistent macroeconomic uncertainties. Product innovation and our manufacturing and marketing execution capabilities continued to underpin our success. Over the last three years, our rabies vaccine has steadily gained market share, demonstrating the resilient market demand for our product, and the sustainability of our business model. As health and travel restrictions have been lifted and social and business activities have resumed swiftly, we are optimistic about market demand and revenue growth for our flagship YSJA rabies vaccine going forward. This growth has augmented our cash reserves and will drive development of our advanced stage clinical portfolio, including the next generation rabies vaccine,” commented Dr. David Shao, Director, President and CEO of YS Biopharma.

These preliminary results for the fiscal year ended March 31, 2023, are an estimate, based on information available to management as of the date of this release, and are subject to change upon completion of the audit. There can be no assurance that final results for this period will not differ from these estimates. During the course of the preparation of YS Biopharma’s consolidated financial statements and related notes for fiscal year ended March 31, 2023, YS Biopharma or its independent registered public accountants may identify items that could cause final reported results to be materially different from the preliminary financial estimates presented herein. Shareholders and potential investors are advised to exercise caution when dealing in the securities of YS Biopharma.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics with a potential for improved Rabies, Coronavirus, Hepatitis B, Influenza, and Shingles vaccines. YS Biopharma operates in China, the United States, Singapore, the United Arab Emirates, and the Philippines with over 800 employees, and is led by a management team that combines rich local expertise and global experience in bio-pharmaceutical industry.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding the expected growth of YS Biopharma, YS Biopharma's ability to source and retain talent, and the cash position of YS Biopharma following closing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of YS Biopharma's management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading "Risk Factors" in the final prospectus filed with the SEC on February 8, 2023, as supplemented on February 21, 2023, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com

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